Filed pursuant to Rule 424(b)(3)
SEC Registration No. 333-121238

SUPPLEMENT NO. 9
DATED FEBRUARY 18, 2009
TO THE PROSPECTUS DATED AUGUST 11, 2008
OF CORNERSTONE CORE PROPERTIES REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Core Properties REIT, Inc. dated August 11, 2008, as supplemented by prospectus supplement no. 1 dated August 11, 2008, prospectus supplement no. 2 dated August 18, 2008, prospectus supplement no. 3 dated September 22, 2008, prospectus supplement no. 4 dated October 30, 2008, prospectus supplement no. 5 dated November 19, 2008, prospectus supplement no. 6 dated November 26, 2008, prospectus supplement no. 7 dated December 15, 2008, and prospectus supplement no. 8 dated January 29, 2009.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Core Properties REIT, Inc. and, as required by context, Cornerstone Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose additional information with respect to the prospectus dated August 11, 2008 as requested by the Pennsylvania Securities Commission in connection with its renewal of the registration of our offering in Pennsylvania and to disclose a clarification of the terms of our stock repurchase program.

Prospectus Summary

The following risk factors supplement the risk factors found on the cover page and on page 4 of the prospectus:

•	Recent disruptions in the financial markets and deteriorating economic conditions could adversely affect the values of our investments and our ongoing results of operations.

•	We have made and expect to make distributions from sources other than operating cash flow, including from offering proceeds.

The following chart shows how we are affiliated with our advisor and our operating partnership and updates the chart found on page 3 of the prospectus:

Questions and Answers About This Offering

The following discussion updates the answer found on page 6 of the prospectus to the question, “Why do you intend to acquire industrial properties?”:

According to NCREIF, over the past 15 years, industrial properties have historically tended to be among the top performing segments in real estate compared to investments in retail and office properties on a total return basis.

The following discussion supplements the answer found on page 7 of the prospectus to the question, “Where will the properties you acquire be located?”:

Although our charter does not prohibit our acquisition of properties outside the United States, it does require that prior to making any such investments, our board of directors be composed of individuals who have at least three years of relevant experience acquiring and managing international investments.

The following discussion supplements the answers found on page 8 of the prospectus to the questions, “How long do you expect to hold properties prior to sale?” and “Have prior funds sponsored by your affiliates generated capital gains to investors?”:

We note that the answers to both questions reference information found on page P-6 of the prospectus.  This reference is incorrect; the information can be found on page P-5 of the prospectus.

Risk Factors

The following risk factors update and supplement the risk factors found on pages 23 and 25 of the prospectus:

We may have difficulty selling real estate investments, and our ability to distribute all or a portion of the net proceeds from such sale to our stockholders may be limited.

Equity real estate investments are relatively illiquid. Therefore, we will have a limited ability to vary our portfolio in response to changes in economic or other conditions. In addition, the liquidity of real estate investments has been further reduced by the recent turmoil in the capital markets, which has constrained equity and debt capital available for investment in commercial real estate, resulting in fewer buyers seeking to acquire commercial properties and consequent reductions in property values.  As a result of these factors, we will also have a limited ability to sell assets in order to fund working capital and similar capital needs. When we sell any of our properties, we may not realize a gain on such sale. We may not elect to distribute any proceeds from the sale of properties to our stockholders; for example, we may use such proceeds to:

•	purchase additional properties;

•	repay debt, if any;

•	buy out interests of any co-venturers or other partners in any joint venture in which we are a party;

•	create working capital reserves; or

•	make repairs, maintenance, tenant improvements or other capital improvements or expenditures to our remaining properties.

Our ability to sell our properties may also be limited by our need to avoid a 100% penalty tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to ensure that we avoid such characterization, we may be required to hold our properties for a minimum period of time, generally two years, and comply with certain other requirements in the Internal Revenue Code.

We expect to continue using temporary acquisition financing to acquire properties and otherwise incur other indebtedness, which will increase our expenses and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

We used temporary acquisition financing to acquire nine of the twelve properties we owned as of December 31, 2008.  We intend to use proceeds from this offering to pay down temporary acquisition financing that we have already incurred; however, we expect to continue acquiring real properties using temporary acquisition financing. This will enable us to continue acquiring properties before we have raised offering proceeds for the entire purchase price. We plan to use subsequently raised offering proceeds to pay off the temporary acquisition financing.

We expect to borrow funds for operations, tenant improvements, capital improvements or for other working capital needs. We also expect to borrow funds to make distributions including but not limited to funds to satisfy the REIT tax qualification requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders. To the extent we borrow funds, we may raise additional equity capital or sell properties to pay off such debt.

If there is a shortfall between the cash flow from a property and the cash flow needed to service temporary acquisition financing on that property, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of your investment. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, the value of your investment will be reduced.

Liquidity in the global credit market has been significantly contracted by market disruptions, making it costly to obtain new lines of credit or refinance existing debt, when debt financing is available at all. To the extent that market conditions prevent us from obtaining temporary acquisition financing on financially attractive terms, our ability to make suitable investments in commercial real estate could be delayed or limited.  If we are unable to invest the proceeds from this offering in suitable real estate investments for an extended period of time, distributions to you may be delayed and may be lower and the value of your investment could be reduced.

We have, and may in the future, pay dividends from sources other than cash provided from operations.

Until proceeds from this offering are invested and generating operating cash flow sufficient to make distributions to stockholders, we intend to pay a substantial portion of our distributions from the proceeds of this offering or from borrowings in anticipation of future cash flow. To the extent that we use offering proceeds to fund distributions to stockholders, the amount of cash available for investment in properties will be reduced.  As further discussed under “Selected Information Regarding our Operations,” from our inception through the year ended December 31, 2007 our cumulative funds from operations (FFO) amounted to a loss of approximately $2.4 million.  During that period we made distributions to investors of approximately $3.4 million, of which approximately $1.9 million was reinvested pursuant to our distribution reinvestment plan and approximately $1.5 million was paid to stockholders in cash from our offering proceeds.  During the nine months ended September 30, 2008, we generated FFO of approximately $1.7 million and made distributions to investors of approximately $4.5 million, of which approximately $2.7 million was reinvested pursuant to our distribution reinvestment plan and approximately $1.8 million was paid to stockholders in cash from FFO and our offering proceeds.

Management

The following information updates the discussion found on page 32 of the prospectus:

The second paragraph in the “Management — Board of Directors” section of the prospectus incorrectly notes that our board of directors consists of four members.  Please note that our board of directors consists of five members.

The following information updates the discussion found on page 35 of the prospectus regarding the termination of our advisory agreement:

Please note that either our advisor or a majority of our independent directors may terminate the advisory agreement without cause or penalty upon 60 days written notice.

Stock Repurchase Program

The following information supplements the discussion of our stock repurchase program found on page 77 of the prospectus.

For the purpose of calculating the stock repurchase price for shares received as part of the special 10% stock distribution declared in July 2008, the purchase price of such shares will be deemed to be equal to the purchase price paid by the stockholder for shares held by the stockholder immediately prior to the special 10% stock distribution.  For example, if, immediately prior to the special 10% stock distribution, you owned 1,010 shares of our common stock, 1,000 of which you had purchased in the primary offering at $8.00 per share and the remaining 10 of which you had purchased under the distribution reinvestment plan at $7.60 per share, then, of the 101 shares you received as part of the special stock distribution, 100 of these shares would be deemed to have a purchase price of $8.00 per share and one share would be deemed to have a purchase price of $7.60.  These deemed purchase prices would be used in conjunction with the holding period thresholds set forth in the table on page 77 of the prospectus to calculate the stock redemption price for the additional shares.  Therefore, if you were to submit a redemption request after holding the 101 additional shares for more than one year, but less than two years, the stock redemption price for 100 of these shares would be 90% of $8.00, or $7.20 per share, and the stock redemption price for the remaining share would be 90% of $7.60, or $6.84.

We do not charge any fees for participating in our stock repurchase program, however the transfer agent we have appointed to administer the program may charge a transaction fee for processing a redemption request.